UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

Carvana Co.
(Name of Issuer) Class A Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities) 146869102
(CUSIP Number) December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	146869102	Page 2 of 6

1	NAME OF REPORTING PERSONS CAS Investment Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 46-0901365
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 2,167,766*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,167,766*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,766*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.58%*+
12	TYPE OF REPORTING PERSON IA

__________________________

*As of December 31, 2018, Sosin Partners, L.P. (the “Fund”) owned an aggregate of 2,167,766 shares of Class A Common Stock of the Issuer. CAS Investment Partners, LLC, is the investment manager of the Fund in which such shares referred to above are held. As a result, CAS Investment Partners, LLC, possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund. Thus, CAS Investment Partners, LLC, may be deemed to beneficially own a total of 2,167,766 shares.

+ Based on a total of 38,849,394 shares outstanding as of November 2, 2018, as set forth in the Issuer’s most recent Form 10-Q, filed November 7, 2018.

CUSIP No.	146869102	Page 3 of 6

1	NAME OF REPORTING PERSONS Sosin Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 46-0970829
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 2,167,766*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,167,766*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,766*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.58%*+
12	TYPE OF REPORTING PERSON IA

__________________________

*As of December 31, 2018, Sosin Partners, L.P. (the “Fund”) owned an aggregate of 2,167,766 shares of Class A Common Stock of the Issuer. CAS Investment Partners, LLC, is the investment manager of the Fund in which such shares referred to above are held. As a result, CAS Investment Partners, LLC, possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund. Thus, CAS Investment Partners, LLC, may be deemed to beneficially own a total of 2,167,766 shares.

+ Based on a total of 38,849,394shares outstanding as of November 2, 2018, as set forth in the Issuer’s most recent Form 10-Q, filed November 7, 2018.

CUSIP No.	146869102	Page 4 of 6

1	NAME OF REPORTING PERSONS Clifford Sosin I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 26,738
	6	SHARED VOTING POWER 2,167,766*
	7	SOLE DISPOSITIVE POWER 26,738
	8	SHARED DISPOSITIVE POWER 2,167,766*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,194,504*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.65%*+
12	TYPE OF REPORTING PERSON IA

__________________________

*Mr. Sosin is the managing member of CAS Investment Partners, LLC. As a result, Mr. Sosin possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by CAS Investment Partners, LLC as investment manager of the Fund. Mr. Sosin disclaims beneficial ownership of any of the shares held by the Fund.

+ Based on a total of 38,849,394 shares outstanding as of November 2, 2018, as set forth in the Issuer’s most recent Form 10-Q, filed November 7, 2018.

CUSIP No.	146869102	Page 4 of 6

Item 1(a).	Name of Issuer:	Carvana Co.

Item 1(b).	Address of Issuer’s Principal Executive Offices:	1930 W. Rio Salado Parkway, Tempe, Arizona 85281

Item 2(a).

Name of Person Filing: CAS Investment Partners, LLC, Sosin Partners, L.P.

This Schedule is being filed by CAS Investments Partners, LLC and Sosin Partners, L.P. with respect to shares of class A common stock of the above-name issuer owned by CAS Investments Partners, LLC. Clifford Sosin is the Managing Member of CAS Investment Partners, LLC and Member of Sosin Partners, L.P.’s general partner.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
8 Wright Street, 1st FL Westport, Connecticut 06880

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Class A Common Stock, Par Value $0.001 Per Share

Item 2(e).	CUSIP Number: 146869102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No.	146869102	Page 5 of 6

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: CAS Investment Partners, LLC - 2,167,766* Sosin Partners, L.P. - 2,167,766*
Clifford Sosin - 2,194,504**

	(b)	Percent of class: CAS Investment Partners, LLC - 5.58%*+
Sosin Partners, L.P. - 5.58%*+
Clifford Sosin - 5.65%*+

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote
CAS Investment Partners, LLC - 0
Sosin Partners, L.P. - 0
Clifford Sosin – 26,738
		(ii)	Shared power to vote or to direct the vote
CAS Investment Partners, LLC - 2,167,766*
Sosin Partners, L.P. - 2,167,766*
Clifford Sosin - 2,194,504**
		(iii)	Sole power to dispose or to direct the disposition of:
CAS Investment Partners, LLC - 0
Sosin Partners, L.P. - 0
Clifford Sosin – 26,738
		(iv)	Shared power to dispose or to direct the disposition of:
CAS Investment Partners, LLC - 2,167,766*
Sosin Partners, L.P. - 2,167,766*
Clifford Sosin - 2,194,504**

*As of December 31, 2018, Sosin Partners, L.P. (the “Fund”) owned an aggregate of 2,167,766 shares of Class A Common Stock of the Issuer. CAS Investment Partners, LLC, is the investment manager of the Fund in which such shares referred to above are held. As a result, CAS Investment Partners, LLC, possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund. Thus, CAS Investment Partners, LLC, may be deemed to beneficially own a total of 2,167,766 shares.

**Mr. Sosin is the managing member of CAS Investment Partners, LLC. As a result, Mr. Sosin possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by CAS Investment Partners, LLC as investment manager of the Fund. Mr. Sosin disclaims beneficial ownership of any of the shares held by the Fund.

+ Based on a total of 38,849,394 shares outstanding as of November 2, 2018, as set forth in the Issuer’s most recent Form 10-Q, filed November 7, 2018

CUSIP No.	146869102	Page 6 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2019

Signature:	/s/ Clifford Sosin
Name:

CAS INVESTMENT PARTNERS, LLC

Date:	February 11, 2019

By:	/s/ Clifford Sosin
Name:
Title:	Managing Member

SOSIN PARTNERS, L.P.

Date:	February 11, 2019

By:	/s/ Clifford Sosin
Name:
Title:	Managing Member of Sosin, LLC, General Partner of Sosin Partners, LP